FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  October, 2004
                 ---------------------------------------------------------------


                        Oxford Investments Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


         Form 20-F    X                                Form 40-F
                    -----                                         -----


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


         Yes                                           No    X
              -----                                        -----


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated October 08, 2004 " Oxford Investments Holdings Inc. announces Annual General Meeting date."

2.       Management Information Circular (including Notice of Meeting);

3.       Form of Proxy

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                         OXFORD INVESTMENTS HOLDINGS INC.


 Date: October 08, 2004                  By:  /S/Michael Donaghy
                                            ------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                        Oxford Investments Holdings Inc.

                            1315 Lawrence Avenue East
                                    Suite 520
                            Toronto, Ontario M3A 3R3
FOR IMMEDIATE RELEASE

     Oxford Investments Holdings Inc. Announces Annual General Meeting Date

TORONTO, ON. - October 8, 2004 - Oxford Investments Holdings Inc. (OTC: OXIHF) will hold its 2004 Annual General Meeting on Friday, November 26, 2004 at 10:00 a.m. at its head office at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario.

The matters to be considered and voted on at the meeting include:

         o        the election of directors;
         o        reappointment of the Company's auditors;
         o the receipt of the Company's financial statements together with the report of the auditors thereon;
         o        any other business that may properly come before the Meeting.

All explanatory and voting materials together with the financial statements for the year ended 31 December 2003 will be mailed to shareholders in the week of October 25, 2004.

About Oxford Investments Holdings Inc.
Oxford Investments Holdings Inc. previously known as a leading Internet gaming software licensing, reseller and development company providing software solutions to the Internet gaming market, now is the parent company to several subsidiaries that market, sell and distribute a variety of products. Oxford's subsidiaries include International E-Gaming Developers, Inc., a company that markets Internet gaming products to a worldwide clientele, Celebrity Tan Inc., a company that markets UV-free tanning products and booths, and Ontario Private Water Labelling Ltd., a company that specializes in private-label bottled water distribution and sales.

For further information, please visit www.oxsof.com Email:investor@oxsof.com

FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with product liability and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on suppliers, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.

--------------------------------------------------------------------------------



                        OXFORD INVESTMENTS HOLDINGS INC.



                      NOTICE OF ANNUAL AND SPECIAL MEETING
                               OF SHAREHOLDERS AND
                         MANAGEMENT INFORMATION CIRCULAR




--------------------------------------------------------------------------------
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


                         TO BE HELD ON NOVEMBER 26, 2004
--------------------------------------------------------------------------------




                                October 25, 2004















   These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.



--------------------------------------------------------------------------------

                        OXFORD INVESTMENTS HOLDINGS INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
              ----------------------------------------------------

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Oxford Investments Holdings Inc. (the "Corporation"), will be held at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, at 10:00 a.m. (Toronto time), Friday, November 26, 2004 (the "Meeting") for the following purposes:

1. TO RECEIVE the financial statements of the Corporation for the year ended December 31, 2003, together with the report of the auditors thereon;

2.   TO ELECT members of the board of directors of the Corporation;

3. TO APPOINT auditors and authorize the board of directors of the Corporation to fix the remuneration of the auditors; and

4. TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A shareholder of the Corporation wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on November 24, 2004 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, Attention: Mr. Thomas Sheppard, Secretary, or by fax at (416) 510-2451. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith. Shareholders of the Corporation who are unable to be present personally at the Meeting are requested to complete, sign and return such form of proxy.

Only holders of shares of the Corporation of record at the close of business on October 22, 2004 will be entitled to vote at the Meeting, except to the extent that a person has transferred any of such units after that date and the transferee of such shares establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 25th day of October, 2004.

                                              BY ORDER OF THE BOARD OF DIRECTORS


                                              THOMAS SHEPPARD
                                              Secretary

                                      INDEX

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS                           i

MANAGEMENT INFORMATION CIRCULAR................................................1

MANAGEMENT SOLICITATION........................................................1

   Voting of Shares Represented by Management Proxies..........................1

   Appointment and Revocation of Proxies.......................................2

AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF...............................2

QUORUM FOR MEETING.............................................................2

QUESTIONS AND ANSWERS ON PROXY VOTING..........................................3

ELECTION OF DIRECTORS..........................................................5

   Nominees for Appointment....................................................5

   Compensation of Members of the Board of Directors...........................6

COMPENSATION OF EXECUTIVE OFFICERS.............................................6

   Summary Compensation Table..................................................6

   Share Option Plan, Grants and Exercises.....................................7

   Employment Contracts........................................................7

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS...............................7

APPOINTMENT OF AUDITORS........................................................7

ADDITIONAL INFORMATION.........................................................8

CERTIFICATE....................................................................8

                        OXFORD INVESTMENTS HOLDINGS INC.


                         MANAGEMENT INFORMATION CIRCULAR

                             MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by management and the board of directors of Oxford Investments Holdings Inc. (the "Corporation") for use at the Meeting, or any adjournment thereof, of the shareholders of the Corporation to be held at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, at 10:00 a.m. (Toronto time) on Friday, November 26, 2004 for the purposes set forth in the attached Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual directors of the Corporation ("Directors") or by officers and/or other employees of the Corporation. The cost of solicitation, if any, will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of October 25, 2004.

Enclosed with this information circular and the attached Notice of Meeting is a copy of the 2003 Annual Financial Statements of the Corporation and a form of proxy for use in connection with the Meeting. In addition to the technical description of the voting and proxy requirements and procedures described under the headings "Management Solicitation" and "Authorized Capital and Principal Holders Thereof", various common questions, and answers to such questions, on proxy voting are set out below under the heading "Questions and Answers on Proxy Voting".

Voting of Shares Represented by Management Proxies

The form of proxy forwarded to shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. The form of proxy affords the shareholder an opportunity to specify that the common shares of the Corporation ("Shares") registered in his or her name are to be voted or withheld from voting in respect of the election of Directors and the appointment of auditors.

On any ballot that may be called for, the Shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of Directors and the appointment of auditors in accordance with the specifications made by shareholders in the manner referred to above.

In respect of proxies in which shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of Directors and the appointment of auditors, the Shares represented by proxies in favour of management nominees will be voted in favour of the election of the Directors listed in this information circular and the appointment of auditors.

The Directors know of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to the Directors should properly come before the Meeting, the Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers of the Corporation. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees and returning the completed proxy to the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, or by fax to
(416) 510-2451, Attention: Thomas Sheppard, at any time up to and including 5:00 p.m. (Toronto time) on November 24, 2004.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited with the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3 or by fax to (416) 510-2451 at any time up to and including the second business day preceding the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

                AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares, of which 21,000,100 Shares are issued and outstanding as of October 22, 2004 (the "Record Date").

Pursuant to the Articles of Incorporation of the Corporation each Share represents an equal interest in the Corporation with all other outstanding Shares and all Shares outstanding from time to time entitling their holders to participate pro rata in any dividends granted by the Corporation and, in the event of termination of the Corporation, in the net worth of the Corporation. The Shares are listed for trading on the Over the Counter Bulletin Board ("OTC BB") in the United States under the trading symbol "OXIHF". The Corporation is incorporated under the laws of Ontario, Canada.

The holders of Shares are entitled to notice of and to attend all meetings of shareholders of the Corporation. Each Share entitles its holder to one vote at all such meetings of shareholders of the Corporation.

Only holders of Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a holder has transferred any of their Shares after the Record Date and the transferee of such Shares establishes proper ownership and demands, not later than ten days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her Shares at the Meeting.

To the knowledge of the Directors, Michael Donaghy beneficially owns or exercises control or discretion over more than 10% of the Shares.

                               QUORUM FOR MEETING

A majority of the directors of the Corporation represented in person or by proxy will constitute a quorum for the Meeting or any adjournment thereof.

                      QUESTIONS AND ANSWERS ON PROXY VOTING

Q.       What am I voting on?

A. Shareholders are voting on the election of Directors for the coming year and the appointment of auditors.

Q:       Who is entitled to vote?

A: Shareholders as of the close of business on the Record Date (being October 22, 2004) are entitled to vote. Each Share entitles the holder to one (1) vote on those items of business identified in the Notice of Meeting. If you acquired your Shares after the Record Date, please refer to the answer to the question "What if ownership of Shares has been transferred after the Record Date?" to determine how you may vote such Shares.

Q:       How do I vote?

A: There are two (2) ways you can vote your Shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Shares at the Meeting. If your Shares are held in the name of a nominee, please refer to the answer to the question "If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?" to determine how you may vote your Shares.

Q:       What if I plan to attend the Meeting and vote in person?

A: If you are a registered shareholder and plan to attend the Meeting and wish to vote your Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the Corporation upon arrival at the Meeting. If your Shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?" for voting instructions.

Q:       Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the Directors or by officers and/or employees of the Corporation.

Q:       What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to Michael Donaghy, the President of the Corporation or Thomas Sheppard, the Secretary of the Corporation, or to another person you have appointed, to vote your Shares at the Meeting.

Q:       Can I appoint  someone  other  than  these  representatives  to vote my
         Shares?

A: Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Corporation.

Q:       What do I do with my completed proxy?

A: Return it to the Corporation head office at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario M3A 3R3 by mail, or by fax to (416) 510-2451, Attention: Mr. Thomas Sheppard, so that it arrives no later than 5:00 p.m. (Toronto time) on November 24, 2004. This will ensure that your vote is recorded.

Q:       If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the Corporation as described above (please see "What do I do with my completed proxy?") or to the Chairman on the day of the Meeting or any adjournment of the Meeting, prior to the time of voting.

Q:       How will my Shares be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or withhold from voting your Shares in accordance with your directions. In the absence of such directions, however, your Shares will be voted in the discretion of the proxyholder. If the proxyholder is management's representatives, your Shares will be voted in favour of the election of Directors and the appointment of auditors.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:       How many Shares are entitled to vote?

A: As of October 22, 2004, there are 21,000,100 Shares outstanding. Each registered shareholder has one vote for each Share held at the close of business on the Record Date.

Q:       What if ownership of Shares has been transferred after the Record Date?

A: The person who acquired such Shares after the Record Date must produce properly endorsed Share certificates or otherwise establish that he or she owns the Shares and must ask the Corporation no later than 5:00 p.m. (Toronto time) on November 16, 2004 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these Shares at the Meeting.

Q:       How will the votes be counted?

A: Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:       Who counts the votes?

A:       The Corporation counts and tabulates the proxies.

Q: If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?

A: There are two (2) ways you can vote your Shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this circular from your nominee together with a request for voting instructions for the number of Shares you hold.

         For your Shares to be voted for you, please follow the voting instructions provided by your nominee. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

         Since the Corporation does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form by following the signing and return instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the Corporation upon arrival at the Meeting.

                              ELECTION OF DIRECTORS

Pursuant to the Articles of Incorporation, there are to be no fewer than one (1) nor more than ten (10) Directors.

Nominees for Appointment

The present term of office of each Director will expire immediately prior to the election of Directors at the Meeting. It is proposed that the person whose name appears below be elected as a Director to serve until the close of the next annual meeting of shareholders or until his successor is elected. It is intended that on any ballot that may be called for the election of Directors, the Shares represented by proxies in favour of management nominee will be voted in favour of the election of such person as Director, unless a shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in the election of a Director. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority will be exercised to vote the Shares represented by proxies (other than those instructing that they be withheld from voting) for the election of such other person or persons as is determined in accordance with the best judgment of the Directors.

-------------------------------------------------------------------------------------------------------------
                                                                                          Shares Beneficially
                                                                                          Owned, Directly or
                                                                                            Indirectly, or
Name and Municipality                                                                        Controlled Or
     of Residence                                              Period of Service as a       Directed, as at
                           Present Principal Occupation               Member               October 22, 2004
-------------------------------------------------------------------------------------------------------------
Michael Donaghy          President, CEO and a Director of      Since November 14, 2000        8,300,000
Toronto, Ontario         Oxford Investments Holdings Inc.
-------------------------------------------------------------------------------------------------------------

Michael Donaghy, President, CEO and a Director. Mr. Donaghy has been the Corporation's President, CEO and a Director since November 14, 2000.

The sole Director own beneficially or exercises control or direction over 8,300,000 Shares, or approximately 39.52% of the outstanding Shares, as at the Record Date.

Compensation of Members of the Board of Directors

The Director is not paid an annual fee nor a fee per meeting of the board of directors. Such member is reimbursed for his expenses in connection with attending meetings of the board of directors and related business expenses. Mr. Donaghy is reimbursed to a maximum of US$650 for automobile expenses incurred in connection with the business. These expenses are paid by the Corporation.

There is also no annual fee paid to the Chairman of meetings.

                       COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid during the 2003, 2002, 2001 and 2000 financial years to the President and Chief Executive Officer and, if applicable, the four (4) most highly compensated executive officers other than the President and Chief Executive Officer (collectively, the "Named Executive Officers") of the Corporation during such years.


 -------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation              Long Term Compensation
                                    -------------------------------  -----------------------------------
                                                                        Awards            Payouts
 -------------------------------------------------------------------------------------------------------------------

                                                             Other     Securities
                                                            Compen-  Under Options/  Restricted   LTIP     All Other
 Name                        Year      Salary      Bonus    sation    SARs Granted     Shares    Payouts    Compen-
                                        ($)         ($)       ($)         (#)            ($)       ($)      sation
 -------------------------------------------------------------------------------------------------------------------
 Michael Donaghy             2003    US$125,000     Nil       N/A         N/A            Nil       Nil        Nil
 President, CEO, Treasurer   2002    US$125,000     Nil       N/A         N/A            Nil       Nil        Nil
 and Director                2001    US$78,500      Nil       N/A         N/A            Nil       Nil        Nil
                             2000     US$6,800      Nil       N/A         N/A            Nil       Nil        Nil
 -------------------------------------------------------------------------------------------------------------------
 Victor DeLaet               2002    US$100,000     Nil       N/A         N/A            Nil       Nil        Nil
 Vice President              2001    US$93,894      Nil       N/A         N/A            Nil       Nil        Nil
                             2000       Nil         Nil       N/A         N/A            Nil       Nil        Nil
 -------------------------------------------------------------------------------------------------------------------

Share Option Plan, Grants and Exercises

There is currently no share option plan in place for the Corporation.

Employment Contracts

Each of the Named Executive Officers has entered into an employment contract (collectively, the "Employment Contracts") with the Corporation. These contracts encompass the compensation arrangements noted above.

The contract of Michael Donaghy provides for a base salary of US$125,000 per annum for a term of three (3) years commencing on the 1st day of July, 2004 and terminating on the 30th day of June, 2007.

The Corporation may terminate any Employment Contract for "cause" or as desired with the payment of a lump sum calculated on the compensation and benefits payable pursuant to the Employment Contract for the greater of eighteen (18) months or the balance of the term of such Employment Contract.

No retirement plan has been established by the Corporation.

A registered pension plan has not been established by the Corporation.


                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of December 31, 2003, the Corporation owes Cdn$544,447 to Mr. Donaghy with respect to cash advances, consulting fees, unpaid wages, accrued car allowances, loans, and payments made by Mr. Donaghy to or on behalf of the Corporation for its benefit.


                             APPOINTMENT OF AUDITORS

The Directors propose to nominate, Williams & Webster, P.S., Certified Public Accountants of Spokane, Washington, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Williams & Webster, P.S. have been the auditors of the Corporation since the Corporation's inception.

In the past, the Directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The Directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

It is intended that on any ballot that may be called relating to the appointment of auditors and the fixing of their remuneration, the Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Williams & Webster, P.S. as auditors of the Corporation and in favour of authorizing the Director to fix the remuneration of the auditors, unless a shareholder specifies in their proxy that their Shares are to be withheld from voting in the appointment of auditors and the fixing of their remuneration.

                             ADDITIONAL INFORMATION

Copies of the most recent financial statements will be sent to any person upon request addressed in writing to the President and Chief Executive Officer of the Corporation, 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3. Such copies will be sent to any shareholder without charge.


                                   CERTIFICATE

The contents and the distribution of this circular have been approved by the Directors.

DATED the 25th day of October, 2004.

                                           BY ORDER OF THE BOARD OF DIRECTORS of
                                           OXFORD INVESTMENTS HOLDINGS INC.




                                           MICHAEL DONAGHY
                                           Chairman

                        OXFORD INVESTMENTS HOLDINGS INC.

                                  INSTRUCTIONS

This form of proxy is being provided to you for use in connection with the annual meeting (the "Meeting") of the shareholders of Oxford Investments Holdings Inc. (the "Corporation") at the offices of the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, on Friday, the 26th day of November, 2004, or at any adjournment or adjournments thereof.

Please complete, date and sign this form of proxy and return it by mail to the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, or by fax to (416) 510-2451, so that it is received before 5:00 p.m. (Toronto time) on Wednesday, November 24, 2004. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

                                      PROXY

The undersigned shareholder of the Corporation hereby appoints MICHAEL DONAGHY or, failing him, THOMAS SHEPPARD (or instead of either of them ), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following maters:

                                    1. FOR [_] or  WITHHOLD  FROM VOTING [_] or,
                                    if  no   specification  is  made,  FOR,  the
                                    election   of   members   of  the  board  of
                                    directors;

                                    2. FOR [_] or  WITHHOLD  FROM VOTING [_] or,
                                    if  no   specification  is  made,  FOR,  the
                                    appointment  of Williams & Webster,  P.S. in
                                    respect of the  appointment  of auditors and
                                    authorizing   the  directors  to  fix  their
                                    remuneration; and

                                    3. Amendments or variations to the matters identified in the Notice of Meeting and such other business as may properly come before the Meeting or any adjournment thereof at the discretion of the proxyholder.

                                    DATED this ______ day of ____________, 2004.


                                    ____________________________________________
                                    Signature of Shareholder


                                    NOTES:

                                    (1) If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in the above items on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case the specified instructions will be followed.

                                    (2) This proxy should be completed, signed and dated by holders of shares. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

                                    (3) If you wish to appoint some other person
                                    (who need not be a shareholder) to represent you at the Meeting you may do so either by inserting such person's name in the blank space provided above when completing this proxy or by completing another form of proxy.

                                    (4)  Please see the  management  information
                                    circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.